UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ______________

Commission file number 0-24960

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COVENANT TRANSPORTATION GROUP
401(k) & PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Covenant Logistics Group, Inc.
400 Birmingham Highway
Chattanooga, Tennessee 37419

COVENANT TRANSPORTATION GROUP 401(k)
& PROFIT SHARING PLAN

Table of Contents

Page
Reports of Independent Registered Public Accounting Firms	1

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2020	4
Notes to Financial Statements	5-11

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020	12

Exhibits
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm – Coulter & Justus, P.C	Exhibit 23.1
Exhibit 23.2 Consent of Independent Registered Public Accounting Firm – Mauldin & Jenkins, P.C.	Exhibit 23.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Covenant Transportation Group 401(k) & Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Covenant Transportation Group 401(k) & Profit Sharing Plan (the “Plan”) as of December 31, 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Coulter & Justus, P.C.

We have served as the Plan’s auditor since 2020.

June 28, 2021
Knoxville, Tennessee

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants
Covenant Transportation Group 401(k) & Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Covenant Transportation Group 401(k) & Profit Sharing Plan (the “Plan”) as of December 31, 2019 and the related notes to the financial statements (collectively the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Mauldin & Jenkins, LLC

We served as the Plan’s auditor from 2018 to 2020.

Chattanooga, Tennessee
June 19, 2020

COVENANT TRANSPORTATION GROUP 401(k) & PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019

Assets:
Non-interest bearing cash	$47,506	$14,861
Investments, at fair value	59,602,369	55,858,385
Notes receivable from participants	1,474,563	1,738,021
Participants' contribution receivable	102,148	52,862
Company contribution receivable	20,199	16,670
Other receivable	3,652	3,607
Total Assets	61,250,437	57,684,406

Liabilities:
Excess contributions payable	92,112	-
Total liabilities

Net assets available for benefits	$61,158,325	$57,684,406

The accompanying notes are an integral part of these financial statements.

COVENANT TRANSPORTATION GROUP 401(k) & PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2020

Additions:
Investment income:
Interest and dividends	$809,026
Net appreciation in fair value of investments	7,138,917
Net investment gain	7,947,943

Interest on notes receivable from participants	92,142
Contributions from participants	5,435,882
Rollovers from participants	360,117
Contributions from Company	849,039
Total additions	14,685,123

Deductions:

Participants' benefits	10,958,312
Administrative fees	252,892
Total deductions	11,211,204

Net increase in net assets available for benefits	3,473,919

Net assets available for benefits at beginning of year	57,684,406

Net assets available for benefits at end of year	$61,158,325

The accompanying notes are an integral part of these financial statements.

COVENANT TRANSPORTATION GROUP 401(k) & PROFIT SHARING PLAN

Notes to Financial Statements

(1)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Covenant Transportation Group 401(k) & Profit Sharing Plan (the “Plan”), in preparing its financial statements:

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Investments and Investment Income

Investments in cash, mutual funds, common stock, and the collective trusts are stated at fair value.

Realized and unrealized gains and losses are included in net appreciation in fair value of investments in the statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

(c)	Notes Receivable from Participants

The Plan records participant loans as notes receivable from participants. They are valued at the unpaid principal balances plus accrued interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the plan document.

Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses was recorded as of December 31, 2020 or 2019.

(d)	Events Occurring after Report Date

Plan management has evaluated events and transactions that occurred between December 31, 2020 and the issuance of the report for possible recognition or disclosure in the financial statements.

COVENANT TRANSPORTATION GROUP 401(k) & PROFIT SHARING PLAN

Notes to Financial Statements
(2)	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan that covers substantially all employees of Covenant Logistics Group, Inc., and certain subsidiaries (collectively, the “Company”). The Plan provides for retirement savings to qualified active participants through both participant and Company contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are eligible to participate in the Plan at the beginning of a calendar month after the completion of six months of service. The Plan does not include auto enrollment.

(b)	Contributions

Contributions to the Plan may be made by both participants and the Company. Participants may contribute both pre-tax and after-tax Roth contributions up to a maximum of 85% of their annual compensation subject to the limitations of the Internal Revenue Code (IRC) Section 415(c)(3). The Company may make discretionary matching contributions to the Plan not to exceed 6% of each participant’s compensation and may make other types of discretionary contributions. Annual additions to a participant’s account during any plan year, when combined with the total annual additions to the accounts of the participant under any other qualified defined contribution plan maintained by the Company, cannot exceed certain levels established under IRC Section 402(g). The Company made matching contributions equal to 50% of each participant’s contribution up to 5% of the participant’s cash compensation during the period January 1, 2020 to April 18,2020. Effective April 19, 2020 through December 31, 2020, the Company match was suspended. The Company match resumed effective January 1, 2021.

(c)	Participant Accounts

The plan document requires that the assets of the Plan be accounted for separately as to participant and Company contributions and valued daily, allocating to each participant his or her share of income and losses. Company voluntary contributions are allocated to all eligible participants based on the participants’ contributions for the period. Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant. As of December 31, 2020, there are various mutual fund and collective trust fund options as well as the Covenant Transportation Group, Inc. 401(k) Unitized Stock Fund (“Unitized CVTI Fund”) option.

The Unitized CVTI Fund invests principally in the common stock of Covenant Logistics Group, Inc. and holds cash or liquid short term investments to allow participants to buy or sell units in the fund without the usual trade period for stock transactions. Typically, the Unitized CVTI Fund holds three percent of its value in cash or liquid short-term investments. Participants may elect to transfer all or a portion of their balances in the Unitized CVTI Fund to any of the various fund alternatives at any time. Each participant is entitled to exercise voting rights attributable to the Company common stock allocated to his or her account and is notified by the State Street Bank & Trust Company (the “Trustee”) prior to the time that such rights are to be exercised.

(d)	Notes Receivable from Participants

Subject to approval, a participant can secure a loan from the Plan against his/her account balance for a minimum of $1,000 up to the lesser of 50% of the vested account balance or $50,000. Loans may generally be repaid over one to five years. Loans must be repaid through automatic payroll deductions unless otherwise provided for by the plan administrator. A participant may only have one loan outstanding at a time. The interest rate is the prime rate plus 1% and is fixed over the life of the loan. Individuals with loans may choose to continue to participate in the Plan.

The Plan implemented certain relief provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act that was passed by Congress in March 2020 in response to the outbreak of a novel strain of coronavirus (COVID-19), which permitted certain immediate and temporary relief for retirement plan participants with respect to notes receivable from participants. Through September 23, 2020, impacted participants could borrow up to the lessor of $100,000 or 100% of their vested account balance from the Plan, and loan repayments due through December 31, 2020 could be suspended for up to one year; however, interest continues to accrue on the loans during this period.

(e)	Payment of Benefits

Upon retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the value of the participant’s vested account balance.

The Plan implemented certain relief provisions of the CARES Act, which permitted certain immediate and temporary relief for retirement plan participants with respect to distributions. Through December 31, 2020, impacted participants had the ability to take a COVID-19 related distribution of up to $100,000 from their account without a 10% early withdrawal penalty.

Benefits are recorded when paid.

COVENANT TRANSPORTATION GROUP 401(k) & PROFIT SHARING PLAN

Notes to Financial Statements

(f)	Hardship Withdrawals

The Plan permits distributions in the event of a hardship once a participant furnishes proof of hardship, as defined in the plan agreement. These distributions are taxable and subject to a tax penalty equal to 10% of the hardship distribution amount if the participant is younger than 59 ½. Hardship withdrawals are limited to the participant’s elective account balance. Participants with a hardship withdrawal are not allowed to make contributions to the Plan for six months after the withdrawal.

(g)	Vesting

Participants are immediately vested in their contributions and the investment earnings (losses) thereon. Participants vest 100% in Company contributions after three years of credited service.

(h)	Forfeited Accounts

Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied first, to restore participant accounts when a participant is rehired after a break in service, as defined in the plan document, then to reduce subsequent Company contributions to the Plan, and finally, any remaining amounts are used to pay plan expenses. Participants forfeited $112,104 during 2020. During 2020, $38,849 was utilized to reduce Company contributions. Forfeitures of $104,814 and $29,025 were unallocated at December 31, 2020 and 2019, respectively.

(i)	Excess Contributions Payable

Amounts payable to participants totaling $92,112 at December 31, 2020 for contributions in excess or amounts allowed by the Internal Revenue Service (IRS) are recorded as a liability with a corresponding reduction to cash contributions. The Plan distributed the 2020 excess contributions to the applicable participants prior to March 15, 2021.

(j)	Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Plan service fees (Note 3), participant account maintenance charges, and fees related to the processing of distributions and the administration of notes receivable from participants are charged directly to the respective participants’ accounts and are included in administrative fees.

(k)	Plan Termination

While it is the Company’s intention to continue the Plan, the Company has the right under the Plan Document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the plan agreement. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

COVENANT TRANSPORTATION GROUP 401(k) & PROFIT SHARING PLAN

Notes to Financial Statements

(3)	Transactions with Parties-In-Interest

At December 31, 2020 and 2019, the Plan held investments in bank accounts, collective trust funds, and money market accounts sponsored by the Trustee or affiliated entities with fair values totaling $299,086 and $38,287, respectively. The Plan also held shares of a unitized stock fund that includes Covenant Logistics Group, Inc. common stock with fair values of $4,286,006 and $1,850,787 at December 31, 2020 and 2019, respectively. The Plan also held notes receivables from participants with interest rates ranging from 4.25% to 7.25% with a fair value of $1,474,563 and $1,738,021 as of December 31, 2020 and 2019, respectively. All administrative fees of the Plan were paid to parties-in-interest.

Transamerica Retirement Solutions Corporation (TRSC) provides certain administrative services for the Plan pursuant to a Pension Services Agreement (“Agreement”). TRSC receives revenue from investment plan service fees charged to participants’ accounts as specified in the Agreement. This revenue is used to offset certain amounts owed to TRSC for its administrative services to the Plan (i.e. required revenue). Any excess of the plan service fees above the required revenue, as defined in the Agreement, is held in an unallocated Expense Budget Account and may be used to pay other plan related expenses approved by the Company’s management or can be allocated to participants at the end of the year at the discretion of the Company’s management.

(4)	Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data. The three levels of the fair value hierarchy are described below:

Level 1	-	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	-	Inputs to the valuation methodology include:

	-	Quoted prices for similar assets or liabilities in active markets;

	-	Quoted prices for identical or similar assets or liabilities in inactive markets;

	-	Inputs other than quoted prices that are observable for the asset or liability; and

	-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

	-	If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	-	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

COVENANT TRANSPORTATION GROUP 401(k) & PROFIT SHARING PLAN

Notes to Financial Statements

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for asset measurement measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

(i)	Cash: Valued at its outstanding balance as reported by the Trustee.

(ii)	Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end, based on closing prices reported on the active market on which the individual securities are traded.

(iii)
Unitized stock fund: The Unitized CVTI Fund is comprised of Covenant Logistics Group, Inc., common stock and cash. The common stock is carried at fair value based on the closing price as reported on the active market. Investments in the fund are stated at estimated fair values, which have been determined based on unit values. Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The unit values of the fund were $7.46 and $6.71 on December 31, 2020 and 2019, respectively.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

COVENANT TRANSPORTATION GROUP 401(k) & PROFIT SHARING PLAN

Notes to Financial Statements

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020 and 2019:

Fair value Measurements as of
December 31, 2020

	Total	Level 1	Level 2	Level 3
Cash	$116,831	$116,831	$-	$-
Mutual funds	51,073,382	51,073,382	-	-
Unitized CVTI fund	4,420,755	-	4,420,755	-
Total assets in the fair value hierarchy	55,610,968	$51,190,213	$4,420,755	$-
Investments measured at NAV as a practical expedient (a)	3,991,401
Total investments at fair value	$59,602,369

Fair value Measurements as of
December 31, 2019

	Total	Level 1	Level 2	Level 3
Cash	$38,287	$38,287	$-	$-
Mutual funds	52,345,946	52,345,946	-	-
Unitized CVTI fund	1,850,787	-	1,850,787	-
Total assets in the fair value hierarchy	54,235,020	$52,384,233	$1,850,787	$-
Investments measured at NAV as a practical expedient (a)	1,623,365
Total investments at fair value	$55,858,385

(a) Certain investments are measured at NAV as a practical expedient to estimate fair value and, therefore, have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table summarizes investments for which the fair value is measured using the NAV per share practical expedient as of December 31, 2020 and 2019, respectively.

Description	Fair Value December 31, 2020	Fair Value December 31, 2019	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Collective Trust Fund	$3,991,401	$1,623,365	N/A	Daily	None

COVENANT TRANSPORTATION GROUP 401(k) & PROFIT SHARING PLAN

Notes to Financial Statements

(5)	Income Tax Status

The Company adopted a volume submitter plan, which received a favorable opinion letter from the IRS on March 31, 2014, which stated that the volume submitter plan was designed in accordance with the applicable sections of the IRC. The Plan itself has not received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the IRC. However, the plan administrator believes that the adopted volume submitter plan is designed, as amended, and is currently being operated in compliance with the applicable requirements of the IRC and is therefore, qualified and exempt from taxation.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements and supplemental schedule.

As a result of the recent coronavirus (COVID-19) outbreak, economic uncertainties have arisen which have resulted in significant volatility in the investment markets. The duration of the uncertainties and the ultimate financial effects on the Plan’s investments cannot be reasonable estimated at this time.

(7)	Subsequent Events

Plan management has evaluated the effects of events that have occurred subsequent to December 31, 2020 through the issuance of these financial statements and have identified no subsequent events which require reporting or disclosure in these financial statements.

COVENANT TRANSPORTATION GROUP 401(k) & PROFIT SHARING PLAN
EIN 88-0320154 Plan No. 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(e) Current Value
*	State Street Bank & Trust Co.	Cash Reserve Account	$164,337

*	Covenant Logistics Group, Inc. and State Street Bank & Trust Co.	Unitized CVTI Fund	4,420,755

	Wells Fargo	Wells Fargo Stable Return C	1,881,916
	Wilmington Trust	ClearBridge Large Cap Growth R2	2,098,881
	Putnam	Putnam Stable Value (25)	10,604
		Collective Trust Fund Total	3,991,401

	American Funds	American Funds Capital World Growth & Income R6	411,032
	American Funds	American Funds EuroPacific Growth R6	572,734
	American Funds	American Funds 2060 Trgt Date Retire R6	601,291
	American Funds	American Funds 2010 Trgt Date Retire R6	628,520
	American Funds	American Funds 2015 Trgt Date Retire R6	801,258
	American Funds	American Funds 2020 Trgt Date Retire R6	3,552,898
	American Funds	American Funds 2025 Trgt Date Retire R6	8,124,633
	American Funds	American Funds 2030 Trgt Date Retire R6	8,083,264
	American Funds	American Funds 2035 Trgt Date Retire R6	4,937,712
	American Funds	American Funds 2040 Trgt Date Retire R6	4,379,493
	American Funds	American Funds 2045 Trgt Date Retire R6	4,212,281
	American Funds	American Funds 2050 Trgt Date Retire R6	2,480,279
	American Funds	American Funds 2055 Trgt Date Retire R6	2,452,654
	Delaware	Delaware Small Cap Value R6	193,378
	Dreyfus	Dreyfus/Standish Global Fixed Income Y	256,389
	Eaton Vance	Eaton Vance Income Fund of Boston R6	407,233
	Hartford	Hartford Midcap Y	770,056
	Hartford	Hartford Schroders Emerging Markets Equity Y	463,809
	JP Morgan	JPMorgan Mid Cap Value R6	262,355
	Metropolitan West	Metropolitan West Total Return Bond Plan	666,465
	MFS	MFS Value R6	968,177
	T. Rowe Price	T. Rowe Price QM US Small-Cap Growth Equity I	817,474
	Vanguard	Vanguard Total Bond Market Index Adm	408,099
	Vanguard	Van Guard 500 Index Adm	2,565,020
	Vanguard	Vanguard Mid Cap Index Adm	914,244
	Vanguard	Vanguard Small Cap Index Adm	1,036,350
	Vanguard	Vanguard Total International Stock Index Adm	106,284
		Mutual Funds Total	51,073,382

*	Participant loans	Notes Receivable with interest rates of 4.25% to 7.25% and 2021 – 2025 maturity dates	1,474,563

		TOTAL	$61,124,438

*Indicates Party-In-Interest to the Plan.
Note: Cost information has not been included in column (d) because all investments are participant directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COVENANT TRANSPORTATION GROUP 401(k) & PROFIT SHARING PLAN

	By:	Covenant Transport, Inc.,
Plan Administrator

Dated: June 28, 2021	By:	/s/ M. Paul Bunn
M. Paul Bunn,
Executive Vice President, Chief Operating Officer, and Secretary on behalf of Covenant Transport, Inc.

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm – Coulter & Justus, P.C.
23.2	Consent of Independent Registered Public Accounting Firm – Mauldin & Jenkins, P.C.